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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )*

Magnolia Oil & Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

559663109
(CUSIP Number)

J. Andrew West
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 659-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2018
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559663109	Schedule 13D	Page 2 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest, Ltd./76-0378595
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Texas, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,730,358 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,730,358 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,730,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 49.8%
(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

(1) EnerVest, Ltd. (“EnerVest”) may be deemed to have beneficial ownership of 115,730,358 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”). Such shares are held (in the amounts set forth below) by EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-C, L.P. and EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (collectively, the “Record Holders”). The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 3 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Management GP, L.C./76-0629541
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Texas, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,730,358 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,730,358 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,730,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 49.8%
(14)	Type of Reporting Person (See Instructions): OO

(1) EnerVest Management GP, L.C. (“EVM GP”) may be deemed to have beneficial ownership of 115,730,358 shares of Class A Common Stock. Such shares are held (in the amounts set forth below) by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 4 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-A, L.P. / 47-2575103
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 55,357,254
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 55,357,254
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,357,254
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 23.8%
(14)	Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-A, L.P. (“EV XIV-A”) owns of record 55,357,254 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), each share of which, pursuant to the Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”), dated as of July 31, 2018. (the “LLC Agreement”) may be exchanged (by exchanging one unit in Magnolia LLC (a “Unit”) and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 5 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-2A, L.P. / 81-2214106
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,014,515
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,014,515
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,014,515
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7%
(14)	Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-2A, L.P. (“EV XIV-2A”) owns of record 11,014,515 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 6 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-3A, L.P. / 81-2835063
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,805,611
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,805,611
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,805,611
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.6%
(14)	Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-3A, L.P. (“EV XIV-3A”) owns of record 10,805,611 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 7 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-WIC, L.P. / 61-1751769
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 578,299
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 578,299
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 578,299
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 1%
(14)	Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-WIC, L.P. (“EV XIV-WIC”) owns of record 578,299 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 8 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-C, L.P. / 61-1751620
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,790,924
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,790,924
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,790,924
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.7%
(14)	Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-C, L.P. (“EV XIV-C”) owns of record 31,790,924 shares of Class A Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 9 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-C-AIV, L.P. / 83-1342712
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,183,755
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,183,755
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,183,755
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.7%
(14)	Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (“EV XIV-C-AIV”) owns of record 6,183,755 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 10 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): John B. Walker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,730,358 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,730,358 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,730,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 49.8%
(14)	Type of Reporting Person (See Instructions): IN

(1)        As described in Item 5 below, Mr. Walker, by virtue of his indirect ownership and status as a principal of EVM GP, EnerVest’s general partner, may be deemed to have beneficial ownership of an aggregate of 115,730,358 shares of Class A Common Stock, which shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 11 of 25 Pages

(1)	Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Investment Services, L.L.C. /27-4656496
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 115,730,358 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 115,730,358 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,730,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 49.8%
(14)	Type of Reporting Person (See Instructions): IA

Note: All share numbers on these cover pages presented on an as-converted basis.

(1) EnerVest Investment Services, L.L.C. (“EIS, LLC”) may be deemed to have beneficial ownership of 115,730,358 shares of Class A Common Stock, which shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 12 of 25 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Magnolia Oil & Gas, Corporation, a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 1001 Fannin Street, Suite 400, Houston, Texas 77002.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by EnerVest Energy Institutional Fund XIV-A, L.P., a Delaware limited partnership (“EV XIV-A”), EnerVest Energy Institutional Fund XIV-WIC, L.P., a Delaware limited partnership (“EV XIV-WIC”), EnerVest Energy Institutional Fund XIV-2A, L.P., a Delaware limited partnership (“EV XIV-2A”), EnerVest Energy Institutional Fund XIV-3A, L.P., a Delaware limited partnership (“EV XIV-3A”), EnerVest Energy Institutional Fund XIV-C, L.P. (“EV XIV-C”), EnerVest Energy Institutional Fund XIV-C-AIV, L.P., a Delaware limited partnership (“EV XIV-C-AIV”), EnerVest, Ltd. a Texas limited partnership (“EnerVest”), EnerVest Management GP, L.C., a Texas limited liability company (“EVM GP”), John B. Walker, an individual and a United States citizen and EnerVest Investment Services, L.L.C., a Delaware limited liability company (“EIS, LLC”) (the foregoing entities and person collectively, the “Filing Parties”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.6 (the “Joint Filing Agreement”).

In connection with the closing of the Transaction described in Item 3, the Record Holders were issued, in the aggregate, (a) 31,790,924 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”); and 83,939,434 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), and (b) an equivalent number of units (“Units”) of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”) (the Class A Common Stock, Class B Common Stock and Units, together, the “Equity Interests”). Shares of Class B Common Stock, when combined with a Unit, are exchangeable from time to time at the option of the holders thereof for shares of Class A Common Stock on a one-for-one basis (or, at the Issuer’s option, for cash) pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of Magnolia LLC, dated as of July 31, 2018. (the “LLC Agreement”).

Mr. Walker is an indirect owner of EVM GP, the limited liability company that is the general partner of EnerVest. Mr. Walker is the Chief Executive Officer of EVM GP and could be deemed to have shared beneficial ownership of the Class A Common Stock and Class B Common Stock beneficially owned by the Record Holders through the exercise of voting control and/or dispositive power over such shares as the result of his position. Mr. Walker, however, disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest therein.

CUSIP No. 559663109	Schedule 13D	Page 13 of 25 Pages

EnerVest is the sole member, with sole control over the actions, of each the following limited liability companies, each of which serves as the managing general partner of one or more of the Record Holders (indicated via parenthetical):

•	EVFA GP XIV, LLC (a Delaware limited liability company and the managing general partner of EV XIV-A)
•	EnerVest Holding XIV, LLC (a Delaware limited liability company and the managing general partner of EV XIV-WIC)
•	EVFA XIV-2A, LLC (a Delaware limited liability company and the managing general partner of EV XIV-2A)
•	EVFA XIV-3A, LLC (a Delaware limited liability company and the managing general partner of EV XIV-3A)
•	EVFC GP XIV, LLC (a Texas limited liability company and the managing general partner of each of EV XIV-C and EV XIV-C-AIV)

As a result of the foregoing, EnerVest may be deemed to have shared voting and investment power with respect to the Class A Common Stock and Class B Common Stock beneficially owned by the Record Holders. As such, EnerVest may be deemed to have shared beneficial ownership over such shares of common stock.

EnerVest Holding L.P. is the sole member of EIS, LLC. EIS, LLC, in its capacity as the investment advisor for each of the Record Holders, may be deemed to have shared voting and investment power with respect to the Class A Common Stock and Class B Common Stock beneficially owned by the Record Holders. As such, EIS, LLC may be deemed to have shared beneficial ownership over such shares of common stock.

The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Annex A (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

In accordance with the provisions of Special Instruction C to Schedule 13D, certain information concerning the executive officers of EVM GP, EIS, LLC (and of its sole member) and the general partners of the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

CUSIP No. 559663109	Schedule 13D	Page 14 of 25 Pages

(b)	The business address of each of the Filing Parties and each of the Listed Persons is 1001 Fannin Street, Suite 800, Houston, Texas 77002.

(c)	The principal business of the EnerVest entities is to acquire, exploit, operate and manage oil and gas properties on behalf of institutional investors. The principal business of EIS, LLC is to serve as investment advisor to each of the Record Holders and certain other private pooled investment vehicles.

The present principal occupation of each of the Listed Persons, including Mr. Walker, is set forth on Schedule 1.

(d)	Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the Filing Parties, other than Mr. Walker, is organized under the laws of Delaware or Texas. Mr. Walker is a United States citizen. Each of the Listed Persons is a United States citizen, or is organized under the laws of Delaware or Texas.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons’ Equity Interests in the Issuer were issued as consideration (together with an amount in cash) for the sale by the Record Holders of certain right, title and interest in certain oil and natural gas assets located primarily in the Karnes County portion of the Eagle Ford Shale in South Texas (the “Transaction”).

ITEM 4.	PURPOSE OF TRANSACTION

The Filing Parties acquired the Equity Interests reported herein solely for investment purposes. The Filing Parties may make additional purchases of Equity Interests either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Equity Interests, general economic conditions, stock market conditions and other future developments.

The Issuer, the Record Holders and TPG Pace Energy Sponsor, LLC (“Sponsor”) entered into a Stockholder Agreement, dated as of July 31, 2018 (the “Closing Date”) which contains specific rights, obligations, and agreements of such owners of the common stock of the Issuer (the “Stockholder Agreement”).

CUSIP No. 559663109	Schedule 13D	Page 15 of 25 Pages

Under the Stockholder Agreement, the Record Holders are entitled to nominate two directors, one of whom shall be independent under the listing rules of the New York Stock Exchange (“NYSE”), the Act, and the Sarbanes-Oxley Act of 2002, for appointment to the board of directors of the Issuer (the “Board”) so long as they collectively own at least 15% of the outstanding shares of Class A Common Stock and Class B Common Stock (on a fully diluted basis, including equity securities exercisable into common stock, and on a combined basis), and one director so long as they own at least 2% of the outstanding shares of Class A Common Stock and Class B Common Stock (on a fully diluted basis, including equity securities exercisable into common stock, and on a combined basis). Sponsor is entitled to nominate two directors for appointment to the Board so long as it owns at least 60% of the voting common stock that it owns at the closing of the Transaction (including any shares of common stock issuable upon the exercise of certain warrants held by Sponsor), and one director so long as it owns at least 25% of the voting common stock that it owns at the Closing (including any shares of common stock issuable upon the exercise of certain warrants held by Sponsor). The Record Holders and Sponsor are each entitled to appoint one director to each committee of the Board (subject to applicable law and stock exchange rules). Each of Sponsor and the Record Holders have agreed to vote all of their shares of voting common stock in favor of the directors nominated by the other party in accordance with the Stockholder Agreement and any other nominees nominated by the Nominating and Governance Committee of the Board. For so long as the Record Holder or Sponsor, as applicable, has the right to nominate two directors to the Board, the Record Holders or Sponsor, as applicable, will be subject to a customary “standstill.” The Stockholder Agreement also includes customary restrictions on the transfer of shares to certain persons acquiring beneficial ownership in excess of certain stated thresholds. The Stockholder Agreement will terminate as to each stockholder upon the time at which such stockholder or any of its affiliates no longer has the right to designate an individual for nomination to the Board under the agreement and will automatically terminate in its entirety on December 31, 2022.

Also on the Closing Date, the Issuer, the Record Holders and certain other parties entered into a Registration Rights Agreement (such parties other than the Issuer, the “Holders” and such agreement, the “Registration Rights Agreement”), pursuant to which the Issuer will be obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act of 1933, as amended, all or any portion of the shares of Class A Common Stock that the Holders hold as of the Closing Date and that they may acquire thereafter, including upon conversion, exchange or redemption of any other security therefor. The Issuer has agreed to use its commercially reasonable efforts to obtain the effectiveness of a registration statement (i) with respect to the first demand by a Holder therefor, within six months after the Closing Date, and (ii) with respect to subsequent demands by Holders therefor, upon, or as soon as practicable following, the filing thereof, and to keep it continuously effective until such date on which the shares covered by such registration statement are no longer registrable securities. Under the Registration Rights Agreement, Holders also have “piggyback” registration rights exercisable at any time that allow them to include the shares of Class A Common Stock that they own in certain registrations initiated by the Issuer. The Holders also have customary rights to effect certain shelf take-downs, underwritten offerings and block trades. In the event that the sale of registered securities under a registration statement would require disclosure of certain material non-public information not otherwise required to be disclosed, the Issuer may postpone the effectiveness of the applicable registration statement or require the suspension of sales thereunder. No such blackout period may continue for more than 60 consecutive calendar days or more than 90 total calendar days, in each case during any twelve-month period. The Registration Rights Agreement is filed as Exhibit 7.2.

CUSIP No. 559663109	Schedule 13D	Page 16 of 25 Pages

In connection with the Closing, EnerVest and the Issuer entered into a non-competition agreement (the “Non-Compete”) restricting EnerVest and certain of its affiliates from competing with the Issuer in the Eagle Ford Shale (the “Restricted Area”) following the Closing until the later of the four year anniversary of the Closing and the date a certain services agreement is terminated. An affiliate of EnerVest will have the right to receive up to 4,000,000 shares of Class A Common Stock based on the achievement of certain stock price thresholds. The Non-Compete also provides for (i) certain co-investment rights for EnerVest and certain of its affiliates with respect to future acquisitions by the Issuer in the Restricted Area, (ii) a right of first offer in favor of the Issuer on certain sales by EnerVest and its affiliates in the Restricted Area, (iii) a tag-along right for EnerVest and its affiliates on certain sales by the Issuer in the Restricted Area and (iv) the ability of the Issuer to drag-along EnerVest and its affiliates on certain sales by the Issuer in the Restricted Area. Upon such issuance, certain Listed Persons may be granted a portion of such issued Class A Common Stock by such affiliate in connection with services provided to the Issuer with respect to the assets acquired by the Issuer pursuant to the Transaction. The Non-Compete is filed as Exhibit 7.4.

Except as disclosed in this Item, none of the Record Holders, nor any of the other Filing Parties, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Equity Interests reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 559663109	Schedule 13D	Page 17 of 25 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting Power	Number of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Class Beneficially Owned
EnerVest	0	115,730,358	0	115,730,358	49.8%
EVM GP	0	115,730,358	0	115,730,358	49.8%
EV XIV-A	0	55,357,254	0	55,357,254	23.8%
EV XIV-2A	0	11,014,515	0	11,014,515	4.7%
EV XIV-3A	0	10,805,611	0	10,805,611	4.6%
EV XIV-WIC	0	578,299	0	578,299	Less than 1%
EV XIV-C	0	31,790,924	0	31,790,924	13.7%
EV XIV-C-AIV	0	6,183,755	0	6,183,755	2.7%
John B. Walker	0	115,730,358	0	115,730,358	49.8%
EIS, LLC	0	115,730,358	0	115,730,358	49.8%

*All share numbers presented in this table assume full conversion of Class B Common Stock (with the Units) to Class A Common Stock.

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

Except as indicated in this Item 5 or as set forth herein, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the Listed Persons owns beneficially, or has any right to acquire, directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock. Pursuant to the contribution agreement in connection with the Transaction (the “Contribution Agreement”), for a period of five years following the Closing, the Record Holders will be entitled to receive an aggregate of up to 13,000,000 additional shares of Class A Common Stock or Class B Common Stock based on the achievement of certain EBITDA and free cash flow or stock price thresholds. Such shares are not capable of being earned within sixty days from the date hereof. In addition, pursuant to the terms of the Non-Compete entered into in connection with the Transaction, Issuer agreed to issue up to 4,000,000 shares of Class A Common Stock to an affiliate of EnerVest if certain stock price thresholds are met. Upon such issuance, certain Listed Persons may be granted a portion of such issued Class A Common Stock by such affiliate in connection with services provided to the Issuer with respect to the assets acquired by the Issuer pursuant to the Transaction. Such shares are not capable of being earned within sixty days from the date hereof.

(c)	Other than as acquired pursuant to the Transaction and otherwise reported herein, none of the Filing Parties has effected any transactions involving the Class A Common Stock in the 60 days prior to filing this Schedule 13D.

CUSIP No. 559663109	Schedule 13D	Page 18 of 25 Pages

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned of record by the EnerVest entities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As noted above, the Filing Parties’ Equity Interests in the Issuer were issued as consideration (together with an amount in cash) for the sale by the Record Holders of certain right, title and interest in certain oil and natural gas assets located primarily in the Karnes County portion of the Eagle Ford Shale in South Texas.

The arrangements and understandings pursuant to the Stockholder Agreement. the Registration Rights Agreement and the Non-Compete are discussed in Item 2, and such agreements are filed as Exhibits 7.1, 7.2 and 7.4, respectively.

The LLC Agreement provides holders of Class B Common Stock and Units a right to have their shares of Class B Common Stock and Units redeemed for shares of Class A Common Stock on a one-for-one basis, or cash (at the Issuer’s discretion), as set forth in the LLC Agreement. For further details, please see the LLC Agreement filed as Exhibit 7.3.

Pursuant to the Contribution Agreement, for a period of five years following the Closing, the Record Holders will be entitled to receive an aggregate of up to 13,000,000 additional shares of Class A Common Stock or Class B Common Stock based on the achievement of certain EBITDA and free cash flow or stock price thresholds. For further details, please see the Contribution Agreement filed as Exhibit 7.5

The summaries of the foregoing agreements contained herein do not purport to be complete, and are qualified in their entirety by reference to the Stockholder Agreement, the Registration Rights Agreement, the LLC Agreement, the Non-Compete, and the Contribution Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4 and 7.5 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Filing Parties is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 559663109	Schedule 13D	Page 19 of 25 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P.(incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement, dated August 10, 2018.

CUSIP No. 559663109	Schedule 13D	Page 20 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete, and correct.

Dated as of August 10, 2018

EnerVest Management GP, L.C.

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest, Ltd.
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-A, L.P.
By: EVFA GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-2A, L.P.
By: EVFA XIV-2A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

CUSIP No. 559663109	Schedule 13D	Page 21 of 25 Pages

EnerVest Energy Institutional Fund XIV-3A, L.P.
By: EVFA XIV-3A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-WIC, L.P.
By: EnerVest Holding XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C-AIV, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

CUSIP No. 559663109	Schedule 13D	Page 22 of 25 Pages

EnerVest Investment Services, L.L.C.
By: EnerVest Holding, L.P., its Sole Member
By: EnerVest Operating, L.L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Executive Chairman

/s/ John B. Walker
John B. Walker

CUSIP No. 559663109	Schedule 13D	Page 23 of 25 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P.(incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement, dated August 10, 2018.

CUSIP No. 559663109	Schedule 13D	Page 24 of 25 Pages

SCHEDULE 1

General Partners, Executive Officers, Managers and Directors

EVM GP

Name	Position and Present Principal Occupation/Business
John B. Walker	Chief Executive Officer; Mr. Walker also serves as Executive Chairman of the Board of EVM GP, the general partner of the sole member of the managing general partners of the Record Holders
James M. Vanderhider	Executive Vice President and Chief Financial Officer
Phil C. DeLozier	Executive Vice President, Business Development
Judson Walker	Executive Vice President
Alex Zazzi	Executive Vice President
Ryan Flory	Senior Vice President and Chief Accounting Officer
Michael Cheng	Senior Vice President, Finance & Tax
J. Andrew West	Senior Vice President, General Counsel and Secretary
Ron Whitmire	Senior Vice President and Chief Administrative Officer
Kevin Leonard	Senior Vice President and General Manager
Steve Millican	Senior Vice President and General Manager
James D. McKinney	Senior Vice President and General Manager
Barry K. Lay	Senior Vice President
Frederick J. Stair	Vice President, Accounting – Eastern Assets
Levi Maurer	Vice President and General Manager
Richard Parrish	Vice President, Acquisitions and Engineering
Terrill Munkres	Vice President, Engineering
Philip B. Berry	Vice President, Transactions & Deputy General Counsel
Luke Albrecht	Vice President, Business Development
Selena Stuchly	Vice President, Human Resources
Rhonda Motley	Vice President, Human Resources
Ann Archer	Vice President, Human Resources
Jackie Turk	Assistant Corporate Secretary

EIS, LLC

Name	Position and Present Principal Occupation/Business
John B. Walker	President and Chief Executive Officer
James M. Vanderhider	Executive Vice President and Chief Financial Officer
J. Andrew West	Senior Vice President and General Counsel and Secretary

EIGP Management LLC, a Texas limited liability company, is the general partner of EnerVest Institutional GP, Ltd., a Texas limited partnership that serves as the sole member, with sole control over the actions, of each the following limited liability companies, each of which serves as the non-managing general partner of one of the Record Holders (indicated via parenthetical). None of EIGP Management LLC, EnverVest Institutional GP, Ltd., or any of the limited liability companies described in the preceding sentence and set forth below has sole or shared voting or investment power with respect to the Class A Common Stock and Class B Common Stock beneficially owned by the Record Holders. As such, none of the foregoing entities beneficially owns any such shares of common stock and disclaims and each of them disclaims any such purported beneficial ownership.

CUSIP No. 559663109	Schedule 13D	Page 25 of 25 Pages

•	EIFA GP XIV, LLC (a Delaware limited liability company and the non-managing general partner of EV XIV-A)
•	EIFA XIV-2A, LLC (a Delaware limited liability company and the non-managing general partner of EV XIV-2A)
•	EIFA XIV-3A, LLC (a Delaware limited liability company and the non-managing general partner of EV XIV-3A)
•	EIFC GP XIV, LLC (a Texas limited liability company and the non-managing general partner of each of EV XIV-C and EV XIV-C-AIV)